Mail Stop 0408


								October 18, 2006






Mr. Thomas R. Burton
President and Chief Executive Officer
Hampden Bancorp, Inc.
19 Harrison Avenue.
Springfield, Massachusetts 01102


Re: 	Hampden Bancorp, Inc.
      Registration Statement on Form S-1
      File No. 333-137359
      Filed September 15, 2006



Dear Mr. Burton:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




General
1. Use no type smaller than the type used in most of the prospectus.


Outside Front Cover Page Of Prospectus
2. Please comply with Item 501(b)(5) by highlighting the cross-reference to risk factors.
3. Please delete the footnote to the table referring to a section of the prospectus. In addition, please delete, on the bottom of the page, the phone number and reference on how to subscribe to the offering.


Summary, page 1
4. In the preamble, please state that the Summary highlights
"material," not "selected" information.


How We Determined the Offering Range, page 4
5. Please revise the first sentence, on page 4, to explain that you determined the range of the number of shares based upon an offering price of ten dollars per share which equaled the appraised value.
In
addition, explain, in plain English, the term "pro forma market value" as you use it on page 4 and elsewhere.

6. Please disclose, on page 4, the material factors on which RP
Financial based its appraisal instead of listing some of the factors that it considered "among others;"

7. Please revise the second paragraph on page 5 as follows:
* revise the table on the top of page 5 to include the number of shares at the maximum as adjusted;.
* disclose the nature and extent of the "valuation adjustments" made by RP Financial to which you refer; and
* disclose the characteristics that RP Financial used to determine that eleven publicly traded financial institutions were "comparable" to you.


8. Please revise the discussion relating to the table on page 6 as follows:
* revise the table to include data for the third methodology price to assets;
* revise the table to include data for you and other companies as of the same date (not June 30 for you and September 1 for the peer group); and
* explain, in plain English, by how much your stock price of ten dollars would be more expensive or less expensive relative to the peer group.


After-Market Performance of  Mutual to Stock Conversions, page 7
9. Please revise the first paragraph of this section on page 7 as follows:
* disclose, in the first sentence, the total number of mutual-to stock conversions that were completed during the period;
* explain the basis for your selecting these seven particular conversions out of all conversions during this period; and
* using the same factors used in selecting the peer group, indicate which of the seven companies and conversions are "comparable" to you.

10. Please revise the table on page 7 as follows:
* disclose in a footnote for each respective company any transaction out of the ordinary course of business undertaken by any of the seven companies in connection with the conversion or thereafter;
* disclose in a footnote for each respective company whether it undertook a two step conversion, and if so the date of the second step;
* revise the last two lines of the table to clarify that the average and median data are only for the seven conversions that you selected;
* disclose aggregate data for all conversions during this period;
and
* disclose the number of conversion during this period whose stock did not appreciate.

11. Please revise your description of the table as disclosing data for "companies that only recently completed their initial public offerings" to clarify that this table only includes data for seven of many companies that undertook conversions during this period.





We Will Form the Hampden Bank Charitable Foundation, page 10
12. Please disclose who will serve on the Board and who will control voting of the five percent interest.


Benefits of the Conversion to Management, page 11
13. Please summarize in one paragraph, using bullet points, all of the benefits that your officers and directors will receive, directly and indirectly, immediate and long term, comparing the type of benefit before the conversion with the benefit after the conversion.
Please disclose the aggregate amount of benefits. Please summarize the costs to you of these benefits.


Purchases by Directors and Executive Officers, page 20
14. Please state, if true, that the purchases by directors and officers will be for investment purposes.


Stock Information Center, page 22
15. Please delete the last clause of the next-to-last sentence on page 22 and the words "and make no representation as to the accuracy of," in the last sentence.


Liquidity Risk Management, page 56
16. You indicate in Note 3 of your Financial Statements that your unrealized losses on debt securities are not other than temporary because the securities are issued by the Federal Government and its agencies and you have the intent and ability to hold the debt securities for the foreseeable future. On page 56, you state that your investment securities are classified as available for sale to provide for flexibility in liquidity management and on page 75, you also state that you classify these securities as available for sale to satisfy regulatory and operational liquidity needs. Therefore, please revise your disclosures to clarify that these securities are not available for liquidity purposes in the near term, and disclose the how long you anticipate that these securities will remain in an unrealized loss position and therefore not available for liquidity purposes.




How We Determined the Offering Range and the $10.00 Purchase
Price,
page 110
17. Please provide more detail, in the second full paragraph on page
111, regarding the peer group including but not limited to, addressing comments issued regarding the summary of this section on page 4 and the following:
* identify the companies that compose the peer group;
* provide more detail regarding the selection and characteristics of the peer group, including how long they have been public, their geographic locations, the extent to which their stock is publicly traded and the extent to which is owned by depositors, borrowers and management; and
* disclose the range of each of the five characteristics (instead of the average) and compare with the pro forma results of the company to each.

18. Please provide more analysis of the table on page 112 including, but not limited to, the following:
* provide analysis, in the last paragraph on page 111, of the minimum, midpoint and maximum not just the maximum;
* disclose the results of the third analysis;
* reconcile your statement on page 111 that the appraisal did not consider one valuation approach to be more important than the other" with your statement, in the second full paragraph on page 5,that RP financial "placed greatest emphasis" on two approaches;
* explain why you used data from different dates (earnings and book value of June 30 but stock prices as of September 1); and
* discuss in detail the "valuation adjustments to which you refer in the second full paragraph on page 5."


Consolidated Financial Statements

Summary of Significant Accounting Policies

Derivative Financial Instruments, page F-9
19. You disclose that you would use an interest rate swap to convert a portion of your variable rate mortgage loans to a fixed rate, but it is not clear whether you have actually entered into any such hedging relationships. Please revise to clarify whether you have any cash flow hedges and if so, provide the applicable disclosures required by SFAS 133.


5.  Premises and Equipment, page F-18
20. Please revise to disclose your basis for selecting 5 years as the period over which to depreciate certain of your buildings.


13.  On Balance Sheet Derivative Instruments and Hedging
Activities,
page F-25
21. We note that you utilize interest rate swaps to hedge a portfolio of certificates of deposit. Based on your disclosure on page F-25 it appears that you are using the shortcut method to assess hedge effectiveness. Please explain to us how you considered the guidance in DIG Issue E10 with respect to your application of the shortcut method to these portfolio hedges. Specifically clarify whether the notional amount of the interest rate swap equals the aggregate notional amount of the portfolio of deposits and clearly explain how you determined that the requirements of paragraph 68 of SFAS 133 have been met with respect to the interest rate swap and each individual certificate of deposit in the portfolio.


      * * * * * * * * * * * * *


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

* the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Rebekah Moore at (202) 551-3463 or Kevin L. Vaughn at 202-551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact either
Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3448
with
any other questions.




						Sincerely,



						Mark Webb
						Legal Branch Chief





cc. 	R. Mark Chamberlain, Esquire
      Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P..C.
      One Financial Center
      Boston, Massachusetts 02111




Mr. Thomas R. Burton
Hampden Bancorp, Inc.
October 18, 2006
Page 1